UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    33-9881

National HealthCare L.P.

(Exact name of registrant as specified in its charter)

100 Vine Street, Murfreesboro, TN 37130

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None

(Title of each class of securities covered by this Form)

Common Stock of National HealthCare Corporation under Commission File 001-13489

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:   -0-

Pursuant to the requirements of the Securities Exchange Act of 1934 National HealthCare L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:

May 18, 2007

By:

/s/John K. Lines

Sr. V.P., General Counsel & Secretary